UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                               Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for 4th quarter and year ended September 30, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology ! changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

December 10, 2002

By

/s/ David M. Hall

      Name: David M. Hall

      Title: CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

December 10, 2002

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS FOR FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 30, 2002

Vancouver, British Columbia – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSX:ANP) today reported financial results for the fourth quarter and fiscal year ended September 30, 2002. Amounts, unless specified otherwise, are in Canadian dollars.  At September 30, 2002, the exchange rate was approximately U.S. $1.00 = CDN $1.586.

Revenue for the fourth quarter primarily consists of the recognition of deferred revenue in the amount of $154,000, which relates to the amortization into revenue of upfront fees and payments received in prior periods. In addition, we received approximately $8,000 in royalty revenue from one of our licensees upon the commencement of commercial sales of drug-coated stents using our technology. Net loss for the fourth quarter was $1.9 million ($0.12 per common share), as compared to a net loss of $490,000 ($0.03 per common share) in the fourth quarter of 2001

Research and development expenditures decreased to approximately $2.4 million during the quarter compared to $5.1 million for the same period in 2001. This decrease is primarily due to the discontinuation of the Multiple Sclerosis program during the current fiscal year, which contributed toward the higher costs in the fourth quarter of fiscal 2001. General and administrative expenses for the current quarter increased to approximately $4.0 million compared to $2.2 million for the same period in 2001. The increase is the result of professional services required to support increased business development and corporate activities (including costs related to due diligence activities) and costs related to the retirement of a senior executive officer.

Included in our reported net loss for the quarter is a foreign exchange gain of approximately $4.4 million which is a result of the strengthening U.S. dollar on our U.S. dollar investment portfolio over the quarter. This compares to a foreign exchange gain of approximately $4.8 million for the same period in 2001. Investment and other income decreased by $1.3 million compared to the prior year quarter due to the decline in market yields available on our short-term investments.

Revenue for the year ended September 30, 2002 increased by $6.2 million to $7.3 million as compared to $1.1 million in 2001, primarily due to the receipt of milestone income from our licensees during the current year. Net loss for the year ended September 30, 2002 was $20.1 million ($1.29 per common share) as compared to $8.3 million ($0.54 per common share) in 2001. The net loss for fiscal 2002 included a foreign exchange gain of $629,000, ($0.04 per share), as compared to a foreign exchange gain of $6.0 million, ($0.39 per share) for fiscal 2001. Interest income from investments decreased by 62% to $3.5 million ($0.22 per share) as compared to $9.1 million ($0.59 per share) for fiscal 2001.

At the end of fiscal year 2002, the Company's financial position was strong with available cash balances of approximately $136.4 million. Of that amount, approximately $104.1 million (U.S. $65.6 million) was denominated in U.S. currency.

On September 27, 2002, we entered into an agreement to purchase Cohesion Technologies Inc., a U.S. public company specializing in the development of biosurgical materials, for a purchase price of approximately U.S. $42 million, or U.S. $4.05 per common share, subject to adjustment by a “collar” provision with respect to our trading price. The transaction is expected to close during the second quarter of fiscal 2003, subject to various regulatory and shareholder approvals, and will be accounted for using the purchase method of accounting for business combinations.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Year Ended September 30,
(In thousands of CDN $, except per share data)	2002	2001	2002	2001
		[Restated]
Revenue	$ 162	$ 605	$7,330	$1,123
Total revenue	162	605	7,330	1,123

Research and development expenses	2,354	5,141	16,311	15,114
General and administration	3,976	2,247	12,104	7,336
Amortization	803	517	3,141	2,112
Operating loss	(6,971)	(7,300)	(24,226)	(23,439)

Foreign exchange gain	4,361	4,806	629	5,976
Investment and other income	682	2,004	3,454	9,136
Loss for the period	(1,928)	(490)	(20,143)	(8,327)
Loss per share	$(0.12)	$(0.03)	$(1.29)	$(0.54)
Weighted average shares outstanding	15,700	15,475	15,633	15,414

ANGIOTECH PHARMACEUTICALS, INC.

BALANCE SHEETS

As at September 30

(In thousands of CDN $)	2002	2001

Assets
Current assets: Cash and short-term investments	$136,350	$156,094
Other current assets	1,570	691
Total current assets	137,920	156,785

Capital assets, net	8,958	1,429
Medical technologies, net	4,687	4,489
	$151,565	$162,703

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	8,898	4,173
Deferred revenue	718	1,602
Deferred leasehold inducements	2,537	-
Shareholder' equity	139,412	156,928
	$151,565	$162,703

This press release contains the condensed financial statements.  If you require a copy of Angiotech's full audited financial statements for the fiscal year ended September 30, 2002, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's 4th Quarter Financials will be held on Tuesday, December 10, 2002 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (888) 674-1998. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until December 17, 2002 by calling (800) 558-5253 and entering Access Code 21065933.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Co! mpany operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments

# # #

Company Contacts: Rui Avelar (Investors), Cindy Yu (Media)

Phone: (604) 221-7676 Web: www.angiotech.com  Email: info@angio.com